Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Color and Light Inc
201 Athol Ave #401
Oakland, CA 94606
http://colorandlight.art/

Up to $999,997.48 in Class B Common Stock at $5.66
Minimum Target Amount: $9,995.56

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Color and Light Inc
Address: 201 Athol Ave #401, Oakland, CA 94606
State of Incorporation: DE
Date Incorporated: March 12, 2020

Terms:

Equity

Offering Minimum: $9,995.56 | 1,766 shares of Class B Common Stock
Offering Maximum: $999,997.48 | 176,678 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $5.66
Minimum Investment Amount (per investor): $294.32

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

Time-based

Fluora Family Bonus

Invest within the first 72 hours and receive 7% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 5% bonus shares

Early Bird Bonus

Invest within the two weeks and receive 3% bonus shares

Amount-Based

$1,000+ | Fluora Growers Club I

$75 off the purchase of a Fluora

Name on website

$2,500+ | Fluora Growers Club II

$150 off the purchase of any fluora

Name on website

$5,000+ | Fluora Growers Club III

Free Fluora Mini + Stand (Shipping Winter 2022)

Name on website

$10,000+ | Fluora Growers Club - Silver

2 Free Fluora Mini's or 1 free Fluora + Stand(s) (Shipping Winter 2022)

10% off all Fluora products for 2 years

Name on Website

$25k+ | Fluora Growers Club - Gold

4 Free Fluora Mini's or 2 free Fluora + Stand(s) (Shipping Winter 2022)

10% off all fluora products for 2 years

+2% bonus shares

Meet the Fluora Founders

Name on Website

$50k+ | Fluora Growers Club - Platinum

15% off all fluora products for 2 years

+4% bonus shares

Name on Website

Meet the Fluora Founders

Curate an animation to go in the Fluora app for all users to be able to use

Name on Website

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Color + Light will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.66 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $566. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Overview:

Color + Light is a group of artists, designers, and engineers that create immersive experiences with cutting-edge LED art and technology. We've created unbelievable art installations all over the world, from Oslo, Norway to Honolulu, Hawaii, and Coachella to the US Open.

We're now on a mission to make this magic more accessible and bring experiential lighting into homes and businesses around the world. Our first product on this journey is Fluora, the magical LED Houseplant, which is a proof of concept for the future of lighting. It is a mobile-app controlled volumetric led lamp in the form of a houseplant.

Our mission is to introduce the commercial lighting market to algorithmically-generated volumetric lighting that can be controlled by a mobile phone. We want to create a seamless ecosystem where lighting fixtures can co-exist as a single canvas, creating lighting environments never seen before in the home.

Currently, the business model has a heavy focus on traditional Product Sales. The long-term strategy is to increase development of the software-oriented products and services that can grow at a much faster rate. This involves creating a successful product line, and then going out and licensing our technology to other lighting OEMs.

Top 3 reasons to invest:
1. We've sold & shipped $300k+ of our first product, Fluora

2. Cutting-edge volumetric (3D) lighting software when combined with our experiential design expertise provides an unmatched product experience

3. Licensable technology, allows for exponential growth

Summary of Color+Light's corporate Structure:

Aaron Oppenheimer and Jacob Lampack are the sole officers/members of the two companies, Color and Light LLC and Color and Light Inc.

Color and Light LLC was started primarily as a design and arts consultancy, to build LED art installations for events, real estate developments and public spaces.

They decided to make a play to commercialize their technology, and bring it into the consumer space. They created Color and Light Inc to do just that.

Color and Light Inc is the company making the Reg CF offering. Color and Light Inc is a Delaware C-Corporation. Color and Light LLC is a Delaware Limited Liability Company. Color and Light LLC is not a subsidiary of Color and Light Inc. It will continue to do business under the name Color and Light Studio.

Until recently, the consumer business and technology (Fluora) has been funded and developed by the LLC's arts consultancy business. All of the finances, including payroll, all revenue (from both art installations and Fluora products), and all R&D/product development have been conducted through the LLC.

However, prior to the Reg CF offering through StartEngine, all IP regarding Fluora and its related technologies were transferred to Color and Light Inc. The reason for this transfer is that management decided a C-Corporation to be a better vehicle to raise the funds needed for this line of business to realize its goals.

In exchange for the transferring of IP, Color and Light Inc is assuming responsibility for a debt of $200,000 owed to the Small Business Administration. This loan was primarily used to develop the underlying technology behind Fluora.

Loans: In September 2021, and May 2020, Color and Light LLC entered into loan agreements with the US SBA for the total amount of $200,000 with an interest rate of 3.75% per annum, and a 30-year maturity. The monthly payments, beginning 30 months from the original date of payment, are $1,002.

Asset Transfer Debt - In 2022, Color and Light Inc and Color and Light LLC entered into an asset transfer agreement in which the LLC sold technology to the C-Corp, and the C-Corp agreed to assume the SLA Loan with the LLC. The C-Corp has agreed to assume the sole responsibility of repaying this debt within 30 years at an interest rate of 3.75% per annum.

After this transfer, the management team's full-time employment will also transfer to the C-Corp. The LLC will stay operational solely for the purpose of Aaron and Jacob's side art projects and one-off installations. The LLC will have no license to use Fluora or its directly related technologies.

We have provided a financial review and documentation of the LLC to show our prior operating history

IP Summary

- The Fluora name and logo, all related creative and design assets

- Designs, drawings, engineering assets, code related to Fluora and it's development

- Photon, our proprietary LED Animation engine and it's code

- Manufacturing and Supply chain for Fluora, all physical hardware/components related to it

- Fluora mobile app, social media, all related contacts

Competitors and Industry

We're at the intersection of 2 industries, smart lighting and experiences. Experiences have traditionally been created at events and in public (think concerts and brand pop-ups) but are now moving into the home.

We see our main competition as other "decorative lighting fixtures" in the home.

Our main competitor is Nanoleaf, which is the premiere decorative lighting fixture on the market. LiFX also creates some high end consumer lighting too. Their products are in the $200-300 range.

These products are only wall mountable, limited to flat, simple form factor & 2D content, whereas ours is fully volumetric (3D) and can be put anywhere.

https://nanoleaf.me/

https://www.lifx.com/

Current Stage and Roadmap

Current Stage:

We've sold and shipped $300k+ in product (via successful Kickstarter & Indiegogo campaigns).

We've successfully brought our cutting-edge lighting technology into the home, including a 3D LED animation engine and mobile app. We've received overwhelming positive reviews from our customers. They simply love the experience we have delivered to them.

Future Roadmap:

Develop, build, and ship our second product, Fluora Mini by the end of 2022. This will be at a $199 price point, giving us access to a much wider consumer market. We plan on expanding distribution to Europe and Asia shortly after launch, and hope to be nearly global by end of 2023.

Going after licensing deals with Tier 1 Lighting OEMs, Large Gaming companies/Computer Hardware and Peripherals in 2023 and beyond.

The Team

Officers and Directors

Name: Aaron Oppenheimer

Aaron Oppenheimer's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Manage the day to day operation of the company. Aaron is paid $60,000 USD per year, and has 45.26% equity (400,000 shares) in the company, vesting over 4 years.

- **Position:** Co-President
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Overseeing budgets, staff, and executives and evaluating the success of the company

- **Position:** Co-Treasurer
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Manage or oversee the management of the financial affairs of the organization

- **Position:** Co-Secretary
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Administer board evaluations, conduct corporate governance audits, help to resolve succession planning issues and assist directors with education, training and orientation programs

- **Position:** Director
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Creates governing documents, sets policy, and hires and directs executive employees

Other business experience in the past three years:

- **Employer:** Color and Light LLC
  Title: Member
  Dates of Service: December 23, 2019 - Present

Responsibilities: Sales, Bizdev, Client Management, Supply Chain & Manufacturing

Other business experience in the past three years:

- **Employer:** Symmetry Labs
  Title: Head of Production and Operations
  Dates of Service: May 01, 2017 - January 01, 2020
  Responsibilities: Led the sale, client management, delivery and production of over $5 million of LED art installations, and the company's first 3 major permanent outdoor installations.

Name: Jacob Lampack

Jacob Lampack's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-CEO
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Manage the day to day operation of the company. Manage the day to day operation of the company. Jake is paid $60,000 USD per year, and has 45.26% equity (400,000 shares) in the company, vesting over 4 years.

- **Position:** Co-President
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Overseeing budgets, staff, and executives and evaluating the success of the company

- **Position:** Co-Treasurer
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Manage or oversee the management of the financial affairs of the organization

- **Position:** Co-Secretary
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Administer board evaluations, conduct corporate governance audits, help to resolve succession planning issues and assist directors with education, training and orientation programs

- **Position:** Director
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Creates governing documents, sets policy, and hires and directs executive employees

Other business experience in the past three years:

- **Employer:** Color and Light LLC
  Title: Member
  Dates of Service: December 23, 2019 - Present
  Responsibilities: Leads all engineering, software development, hardware development, design.

Other business experience in the past three years:

- **Employer:** Symmetry Labs
  Title: Technical Director
  Dates of Service: July 01, 2013 - December 01, 2019
  Responsibilities: Lead engineering and technical development of large scale LED Art products and technology.

Name: Caitlin Hall

Caitlin Hall's current primary role is with Alvea. Caitlin Hall currently services <1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: March 14, 2020 - Present
  Responsibilities: Creates governing documents, sets policy, and hires and directs executive employees. Caitlin is not an active employee and receives $0 salary. Her equity has already been vested and lives in the cap table.

Other business experience in the past three years:

- **Employer:** Alvea
  Title: COO
  Dates of Service: December 01, 2021 - Present
  Responsibilities: Working around the clock to develop and rigorously test a simple, scalable and shelf-stable COVID-19 vaccine.

Other business experience in the past three years:

- **Employer:** Center for Effective Legal Action
  Title: Founder
  Dates of Service: August 01, 2021 - Present
  Responsibilities: LAC uses legal & policy strategies to fight discrimination, build health equity & restore opportunity for people with arrest/conviction records, SUDs & HIV/AIDS

Other business experience in the past three years:

- **Employer:** Symmetry Labs
  Title: General Counsel
  Dates of Service: June 01, 2019 - December 15, 2019
  Responsibilities: Leads all legal efforts

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock.

Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Although we have successfully developed and launched our first product (both hardware and software platform). We are currently in the research and development stage and have only manufactured a prototype for our future products. Delays or cost overruns in the development of our future products and failure of the product to meet

our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Color and Light Inc was formed on 3/19/2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Color and Light Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Fluora and other future immersive lighting products and technology is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns 0 trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their

performance.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jacob Lampack	400,000	Class A Common Stock	45.26%
Aaron Oppenheimer	400,000	Class A Common Stock	45.26%

The Company's Securities

The Company has authorized Class B Common Stock, Class A Common Stock, and SAFE Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 176,678 of Class B Common Stock.

Class B Common Stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 883,770 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

SAFE Note

The security will convert into Preferred stock and the terms of the SAFE Note are outlined below:

Amount outstanding: $45,000.00
Interest Rate: 0.0%
Discount Rate: 0.0%
Valuation Cap: $5,000,000.00

Conversion Trigger: Equity Financing - Sale of Preferred Stock OR Liquidity Event OR Dissolution Event

Material Rights

See the Y Combinator Standard SAFE (valuation cap, no discount)

https://www.ycombinator.com/documents

What it means to be a minority holder

As a minority holder of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the

family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $45,000.00
  Use of proceeds: Payroll, Operating Costs, Manufacturing Expenses
  Date: August 29, 2021
  Offering exemption relied upon: 506(c)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $8.35
  Number of Securities Sold: 835,000
  Use of proceeds: N/A, Founders Shares
  Date: March 15, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2021 was $677,191 compared to fiscal year 2020

revenue of $692,291. In addition to this, we had deferred revenue in 2021 of $654,160, compared to the fiscal year 2020 deferred revenue of $539,136.

This revenue is mainly made up of revenue from our art installations business, which is Color and Light LLC's primary Revenue source.

The art installations business is a consultancy and is project based. We saw our smaller, short term projects decline due to COVID - these were mainly based around in person events. However, our larger, long term projects for permanent installations stayed steady through these years. The normal Revenue reported for these years consist of income related to projects that lasted less than 1 year. If projects spanned 2 or more years, we categorized them as Deferred Revenue under Short Term Liabilities.

Our product sales (for Fluora) in 2021 were $91,250.51, as compared to product sales of 2020 of $159,596.10. These were included in our Revenue numbers. The reason for the decline in product sales was that we did not spend on marketing at all in 2021, versus spending around $25k on product marketing in 2020. We also wanted to control the risk of our first product manufacturing run being too large - which we mitigated by not spending on marketing to sell more product. We believe that we will be able to scale revenue up with Marketing spend in the second half of 2022. We are also confident we will be able to scale up our manufacturing and supply chain to match this corresponding increase in product sales.

In 2022, we will recognize much of the deferred revenue from 2020 and 2021, as we had a large art installation project get completed, and shipped our first batch of Fluora units out from presales in 2020 and 2021.

Cost of Revenue

Cost of sales in 2021 was $822,864, an increase from costs of $470,914 in 2020. This increase was because the bulk of spending on manufacturing our long term art installations projects occurred during the year 2021. In addition, most of the manufacturing expenses related to the first batch of Fluora products we shipped were incurrent in 2021.

Expenses

Expenses were $411,232 in 2021 and $363,567 in 2020. The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, manufacturing expenses, fees for professional services and patents, research and development expenses.

Gross margins

2020 Gross profit was $221,376, as compared to -$145,674 in 2021. This is because of the increased spend for both art installations and the products manufacturing in 2021.

Historical results and cash flows:

The Company is currently in the initial production stages and revenue generating. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we have been mainly developing our product and setting up our supply chain. Now that we are confident in both of those places, and have some capital, we can scale up our marketing spend to get to a reliable revenue stream.

Past cash was primarily generated through product presales, and profits from the art installations side of our business, and some government loans and grants. Our goal is to get to $2.5m a year in product sales in 2023, which would get our company to fully profitable. One other reason we expect future cash flows to be more significant is the products we develop will be more streamlined in terms of product market fit, manufacturability, and much lower in price, which mean a bigger addressable market.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have $50k USD cash on hand.

Revenue is coming in from pre-sales for the second manufacturing run of our Fluora product.

We plan on doing a pre-sale for our second product, Fluora mini, and raising ~$500k+ for the production run.

We are in the process of negotiating NET60 payment terms with many of our suppliers.

We have the ability to take a loan from our LLC (the art business) in the event we need more capital.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are to help develop, manufacture, and launch our second product, Fluora Mini, which we feel will be a huge success.

They will also allow us to:

- Be able to finance future production runs.

- Build more momentum with our brand, ramp up marketing, content and integrations.

- Explore potential software licensing plays in gaming hardware and with traditional lighting OEMs.

- Explore creating multi-sensory content we've mentioned above.

These funds are critical to our company operations, but in the event we need to supplement our income, we do have other capital resources available, which are mentioned above.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, the funds from this campaign are necessary to the company.

Around 80% of the money we will have will come from this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Only around 1 month. Our monthly burn is around $35k, so a $10k minimum raise will not get us very far.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the max goal of $1.07m, we will be able to operate the company for 12 months.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We also plan on becoming fully profitable in the next 12 months, with the money from this fundraise.

We are able to take loans/investments from our art business (LLC) or other 3rd party investors and affiliates if needed.

Indebtedness

- **Creditor:** US SBA
  Amount Owed: $200,000.00
  Interest Rate: 3.75%
  Maturity Date: May 01, 2050

In September 2021, and May 2020, Color and Light LLC entered into loan agreements with the US SBA for the total amount of $200k with an interest rate of 3.75% per annum, and a 30-year maturity. The monthly payments, beginning 30 months from the original date of payment, are $1,002. In 2022, Color and Light LLC and Color and Light Inc entered into an asset transfer agreement in which LLC sold technology to C Corp, and the C Corp agreed to assume the SBA Loan from Color and Light LLC. The C Corp will repay this within 30 years at an interest rate of 3.75% per annum.

- **Creditor:** Third Parties - Simple Agreements for Future Equity (SAFE)
  Amount Owed: $45,000.00
  Interest Rate: 0.0%
  Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling 45k. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing round. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5m.

Related Party Transactions

Valuation

Pre-Money Valuation: $5,002,138.20

Valuation Details:

We currently value our company at $5,000,000 USD.

There are 2 main bases for our valuation. The first are our current assets. We've successfully developed and launched a singular product (Fluora) that is currently unique in the world.

We've built an omnichannel brand around the product, and completely sold out of our first production run, and have started pre-orders for our second run. We expect to see 300k in product sales for Fluora this year. However, this is with minimal ad spend (only in Q4), and being in product presale for 11 of the 12 months of the year. We were in presale before shipping product in April 2022, and sold out within 1 month. Now we are back in presale. We are confident our conversion rate will be much higher with product in stock at least 9 out of 12 months of the year. With proceeds from this offering, we plan on creating and executing upon a scalable marketing solution, and being able to have a buffer of inventory in stock. This will increase our revenue drastically. Our revenue goal for 2023 is $1.5m. We expect to grow 30% YOY for the following 3 years after that.

We have invested about $500k into R&D, manufacturing, and supply chain for Fluora and related products.

This includes tooling, designs, workflows and know-how related to the production of Fluora, but also organic, high diffusivity, replaceable light fixtures.

Overall, Fluora as an asset is extremely strong, as a cash generating asset, IP, and has a design and brand attractive to potential acquirers.

Other assets include our 3D LED animation engine, mobile app, custom LED controller, and volumetric content.

More info on our assets and know-how here:

The barrier to entry for developing truly volumetric lighting is huge. We've spent the last 2 years re-imagining this bleeding edge technology for the home.

Our tech is wireless, distributed, and controllable by mobile phone.

Increased light diffusion and output by over 50% on our LED hardware, while drastically reducing visible hotspots.

We have seen interest in this tech from large gaming companies that make computer hardware and computer peripherals with LEDs in them (Corsair, Razer).

The second basis is based on other adjacent companies, and their valuations when they raised their seed rounds. The companies are:

Nanoleaf

Nanoleaf's business model and company trajectory is similar to ours, but about 6 years ahead of us, and if we were to only stay in the hardware sales business model.

They launched their original kickstarter campaign in early 2013, and raised $273k total. We raised $239k in crowdfunding between kickstarter and Indiegogo.

They went on to raise an A round in 2016 - I do not know the valuation but they did take a $2.9m from the Sustainable Development Technology group in Canada. We would estimate the valuation of the company at this time was $10-15m.

Today, their revenue is estimated to be between $10-25 million (https://pipecandy.com/companies/nanoleaf/), and their valuation is expected to be in the high 8 figures / low 9 figures.

Pura

Pura (a smart home fragrance company) raised a $4.4m seed round. This is amazing because they are a hardware company providing a premium home experience, revolutizing a more traditional piece of hardware (the scent diffuser). It's likely Pura will also be getting into multi-sensory home experiences and play in the same open space we are looking to get into. (https://www.finsmes.com/2020/02/pura-raises-4-

4m-in-seed-funding.html)

They did this after a less successful Kickstarter than us - they raised $57k in early 2015. (https://www.backerkit.com/projects/1253223575/pura-scents-the-worlds-smartest-air-freshener)

In 2020, they were able to raise a seed financing round at a pre-money valuation of $15m. It seems reasonable to value our company at $5m based on this.

LiFX

LiFX's is another innovator in the smart/decorative home lighting space. Their business model and company trajectory is similar to ours, but about 8 years ahead of us, and if we were to only stay in the hardware sales business model. They were able to grow faster and justify a higher valuation because they entered the more mature smart lighting market at a lower price point.

They raised $1.31m in crowdfunding in late 2012, went on to raise a $2.1m seed at a 7.23m valuation in 2013.

Later in 2013, they raised another $2.5m at a $17.5m valuation.

Valuation and Fundraising numbers from Pitchbook (see attached picture - competitors funding history)

This valuation was calculated internally without the use of any formal third-party independent evaluation

The pre-money valuation has been calculated on a fully diluted basis. The Company has two classes of Common Stock. The Company has no options or warrants outstanding. The Company has no shares reserved for issuance under any stock plan.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $45,000.00 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,995.56 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *Marketing*
  10.0%
  To market the Crowdfunding campaign, ramp up digital marketing campaigns,

influencer marketing, viral "experiential marketing"

- *Research & Development*
  15.0%
  Develop and launch our lighting technology, including: more content, content store, smart home integrations, mobile app, animation engine. Develop and launch new products, new LED hardware form factors.

- *Company Employment*
  30.0%
  Payroll for employees.

- *Operations*
  4.0%
  Company overhead, rent, subscriptions

- *Working Capital*
  17.5%
  Misc product development, supply chain, manufacturing costs. Paying contractors that help with development or manufacturing.

- *Inventory*
  18.0%
  Financing future manufacturing runs for our current product (Fluora) and our second product (Fluora Mini)

If we raise the over allotment amount of $999,997.48, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  10.0%
  To market the Crowdfunding campaign, Ramp up digital marketing campaigns, influencer marketing, viral "experiential marketing

- *Research & Development*
  15.0%
  Develop and launch our lighting technology, including: more content, content store, smart home integrations, mobile app, animation engine. Develop and launch new products, new LED hardware form factors.

- *Company Employment*
  30.0%
  Payroll for employees.

- *Operations*
  4.0%

Company overhead, rent, subscriptions

- *Working Capital*
  17.5%
  Misc product development, supply chain, manufacturing costs. Paying contractors that help with development or manufacturing.

- *Inventory*
  18.0%
  Financing future manufacturing runs for our current product (Fluora) and our second product (Fluora Mini)

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://colorandlight.art/ (http://colorandlight.art/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any

complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/colorandlight

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Color and Light Inc

[See attached]

Color and Light INC. (the "Company") a Delaware Corporation

Consolidated Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2020 & 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Color and Light INC

We have reviewed the accompanying consolidated financial statements of the Company which comprise the statement of financial position as of December 31, 2020 & 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
June 29, 2022
Vincenzo Mongio

Consolidated Statement of Financial Position

	Year Ended December 31,	
	2021	2020
ASSETS		
Current Assets		
Cash and Cash Equivalents	163,082	399,955
Total Current Assets	163,082	399,955
TOTAL ASSETS	163,082	399,955
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Deferred Revenue	654,160	539,136
Total Current Liabilities	654,160	539,136
Long-term Liabilities		
PPP Loan	3,060	3,000
SAFE Notes	45,000	-
SBA Loan	161,400	-
Accrued Interest	15,405	-
Total Long-Term Liabilities	224,865	3,000
TOTAL LIABILITIES	879,025	542,136
EQUITY		
Common Stock	10	10
Non-controlling Interest/(Deficit)	(715,953)	(142,191)
Total Equity	(715,943)	(142,181)
TOTAL LIABILITIES AND EQUITY	163,082	399,955

Statement of Operations

	Year Ended December 31,	
	2021	2020
Revenue	677,191	692,291
Cost of Revenue	822,864	470,914
Gross Profit	(145,674)	221,376
Operating Expenses		
Advertising and Marketing	2,269	27,361
General and Administrative	380,682	336,206
Rent and Lease	28,282	-
Total Operating Expenses	411,232	363,567
Operating Income (loss)	(556,906)	(142,191)
Other Income		
Interest Income	-	-
Other	-	-
Total Other Income	-	-
Other Expense		
Interest Expense	15,405	-
Other	-	-
Total Other Expense	15,405	-
Provision for Income Tax	-	-
Net Income (loss)	(572,311)	(142,191)
Less Net Income (loss) attributable to Non-controlling interests	572,311	142,191
Net Income (loss) attributable to the Company	-	-

Statement of Cash Flows

	Year Ended December 31,	
	2021	2020
OPERATING ACTIVITIES		
Net Income (Loss)	(572,311)	(142,191)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accrued Interest	15,405	-
Deferred Revenue	115,024	539,136
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	130,429	539,136
Net Cash provided by (used in) Operating Activities	(441,882)	396,945
FINANCING ACTIVITIES		
PPP Loan	60	3,000
SAFE Note	45,000	-
SBA Loan	161,400	-
Distributions/Dividends	(1,452)	-
Net Cash provided by (used in) Financing Activities	205,008	3,000
Cash at the beginning of period	399,955	-
Net Cash increase (decrease) for period	(236,874)	399,945
Cash at end of period	163,081	399,955

Consolidated Statement of Changes in Shareholder Equity

	Class A Common Stock		Class B Common Stock			
	# of Shares Amount	$ Amount	# of Shares Amount	$ Amount	Non-controlling Interest/(Deficit)	Total Shareholder Equity
Beginning Balance at 2/17/20	-	-	-	-	-	-
Issuance of Common Stock	1,000,000	10	-	-	-	10
Net Income (Loss)	-	-	-	-	(142,191)	(142,191)
Ending Balance 12/31/2020	1,000,000	10	-	-	(142,191)	(142,181)
Stock Buyback	(165,000)	-	-	-	-	-
Distribution	-	-	-	-	(1,452)	(1,452)
Net Income (Loss)	-	-	-	-	(572,311)	(572,311)
Ending Balance 12/31/2021	835,000	10	-	-	(715,953)	(715,943)

Color and Light INC
Notes to the Unaudited Consolidated Financial Statements
December 31st, 2021
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Color and Light INC ("the Company") was formed in Delaware on March 14th, 2020. Company plans to earn revenue by selling its Fluora line of consumer products and lighting software or technology. The Company's customers are currently located in the United States and Canada but will expand globally. The Company's headquarters is in Oakland, California.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31.

Basis of Consolidation

GAAP requires the consolidation of VIEs in which we have a controlling financial interest. A controlling financial interest will have both of the following characteristics: (a) the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and (b) the obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

The consolidated financial statements include the accounts of Color and Light LLC, the Company's Variable Interest Entity. The entities are under common control. Owners of the Company have a controlling interest and power to direct the activities of Color and Light, LLC. There are also contractual arrangements in place or pending between the Company and Color and Light, LLC that result in the Company being the primary economic beneficiary of Color and Light, LLC. These arrangements include a pending purchase and licensing agreement of Color and Light, LLC's intellectual property. Additionally, the Company is absorbing the debt of Color and Light, LLC, see Note 7. The Company was inactive for the periods presented. The financials herein reflect the activities of Color and Light, LLC in its entirety. As such, no disaggregated income statement and balance sheets are being presented.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

Revenue Recognition for Color and Light, LLC and the Company are respectively as follows:

Color and Light, LLC (consolidated variable interest entity) - Revenue from Art Installations and related to art installations.

If the project spans over the course of 1 full year, the company recognizes revenue as "Prepayment for Projects" and categorizes it as a liability until the project is complete. Upon completion, this Liability is reported as income on the final date of Completion.

If the project spans less than 1 year, the revenue for the project is recognized on the date of each payment as income. In both these scenarios, once a deal is closed, the company's obligation is to design, engineer, fabricate, and install that installation. For long-term installations, there is also maintenance and support. Progress payments are typically made by a client for certain milestones hit during development.

The Company (no revenue as of December 31st, 2021).

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity based compensation

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of shares of the Company's common stock issued as compensation:

	Nonvested Shares	Weighted Average Fair Value
Nonvested shares, January 1, 2020	-	-
Granted	1,000,000	$ -
Vested	(235,000)	$ -
Forfeited		$ -
Nonvested shares, December 31, 2020	765,000	$ -
Granted	-	$ -
Vested	(200,000)	$ -
Forfeited	(165,000)	$ -
Nonvested shares, December 31, 2021	400,000	$ -

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

The Company maintains a residential lease agreement in California. On October 1, 2021, the lease automatically converted from a 6-month lease to a month-to-month lease requiring 45 Days of advanced notice prior to terminating the lease. The monthly rent is $3,290.

The Company maintained a storage lease agreement in California. The lease terminated in June 2021. The monthly rent was $585.

Lease Maturities 5 Years Subsequent to 2021

Year Ending December 31,	Payment
2022	39,480
2023	-
2024	-
2025	-
2026	-
Thereafter	-

NOTE 5 – DEBT

Loans - In September 2021, and May 2020, Color and Light LLC entered into loan agreements with the US SBA for the total amount of $200k with an interest rate of 3.75% per annum, and a 30-year maturity. The monthly payments, beginning 30 months from the original date of payment, are $1,002.

Asset Transfer Debt – In 2022, Color and Light LLC and Color and Light Inc entered into an asset transfer agreement in which LLC sold technology to C Corp, and the C Corp agreed to assume the SBA Loan from Color and Light LLC. The C Corp will repay this within 30 years at an interest rate of 3.75% per annum.

Simple Agreements for Future Equity (SAFE) - During the periods ending December 31, 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling 45k. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing round. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5m.

Debt Principal Maturities 5 Years Subsequent to 2021

Year	Amount
2022	52,014
2023	12,024
2024	12,024
2025	12,024
2026	12,024
Thereafter	144,890

NOTE 6 – EQUITY

The Company has authorized 10,000,000 of Class A Common Stock. 835,000 were issued and outstanding as of 2020 and 2021.

Voting: Class A Stockholders are entitled to one vote per share.

The Company has authorized 500,000 of non-voting Class B Common Stock. These shares were authorized in June of 2022.

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

Liquidation preference

No liquidation preference has been codified.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2021, to assess the need for potential recognition or disclosure in this report. Such events were evaluated through June 29, 2022, the date these financial statements were available to be issued.

Color and Light INC will buy assets from Color and Light LLC. See "Note 5 – Debt" for the terms of the agreement.

The company has authorized 500,000 of non-voting common shares. These shares were authorized in May of 2022.

Color and Light Inc will assume the SBA loan mentioned in Note 5 from Color and Light LLC.

The company has issued 48,770 shares of common stock as compensation to employees and consultants

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses and negative cash flows from operations every year since inception and may continue to generate losses. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue-producing activities. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

color+light

Make your home the destination


color
light

Website | Oakland, CA | CONSUMER PRODUCTS

We're on a mission to bring immersive lighting indoors. We believe our products and technology will become the future of home lighting and multi-sensory experiences. In the last year and a half, we've sold and shipped $300k of our first product, Fluora.

$0.00 raised

0 Investors	**$5M** Valuation
$5.66 Price per Share	**$294.32** Min. Investment
Common Shares Offered	**Equity** Offering Type
$1M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- We have the opportunity to be a pioneer of Immersive Lighting, a new industry at the intersection of Smart Lighting and Immersive entertainment (Theme Parks, Concerts, Meow Wolf).
- Years of experience creating state-of-the-art lighting activations have led us to be able to create technology that is an order of magnitude more dynamic, exciting, and interactive than anything on the market.
- We go beyond a typical hardware business model - and will create a software ecosystem where other lighting manufacturers can license our software. Hello, scalability.

OVERVIEW

Color+ Light: Make your home the destination

We've dedicated our lives to creating magical moments that inspire joy.

Our team is a group of artists, designers, and engineers that create immersive experiences with cutting-edge LED Art and technology.

Over the last 10 years, our founding team created one-of-a-kind art installations all over the world, from Oslo, Norway to Honolulu, Hawaii, and Coachella to the Super Bowl through our work with Symmetry Labs.


Our team has created some of the world's most spectacular digital art:
$10m+ in sales
$50m+ in ad value
2.5m+ visitors
3b+ impressions
And our artists have worked with:
Google
NIKE
NISSAN
salesforce
twenty one pilots
Spotify

We're now on a mission to make this magic more accessible - bringing experiential lighting into homes and businesses around the world. With our flagship product Fluora, as well as our plans to evolve into a software-based business model - **we think we can illuminate a unique market opportunity.**



THE Problem

Immersive entertainment just isn't intimate enough

Traditionally, immersive art and sensory experiences have been limited to events and activations. Our vision is to expand these experiences into more intimate spaces and make them more accessible.

Existing smart lights just aren't dynamic enough to provide these experiences - so we had to make our own.

THE SOLUTION

We're bringing experiential lighting into the home

We bring our lighting into all 3 dimensions. This unlocks an unbelievable amount of new and exciting form factors for light fixtures. This, combined with our lighting software produces volumetric algorithmic animations that are unrivaled, invoking many more emotions, feelings, and textures than traditional lighting can.

The canvas for these animations can be as small as a single Fluora, or as expansive as an entire home.


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There's a lot this technology can do, like...

- music reactive lighting & automatic mood setting
- scheduled and synchronized content through endless integrations with other smart home platforms and products
- Synchronized multi-sensory content with streaming music, workout, wellness, and video gaming services

Our first product on this journey is Fluora, the magical LED Houseplant.It is a mobile-app controlled volumetric led lamp in the form of a houseplant, and a proof of concept for the future of lighting.



With Fluora, every LED on every leaf is mapped in 3D space to really bring it to life. And with a 360-degree viewing angle, it delivers a fully immersive experience. We call it true 3D Lighting.

This tech is not just limited to the hardware we can make ourselves.

We plan on licensing this technology out to other companies that make lighting products and becoming the dominant interactive lighting control software on the market.

We can become the engine that wirelessly runs all lighting fixtures in the home as one cohesive canvas


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We have a business model similar to other hardware companies with revolutionary products (think Oculus, Sonos, GoPro)   However what makes us unique is our software can be licensed to other lighting manufacturers - so we are not only limited by the hardware we make in house.

At the moment, our business model is based on traditional product sales, but we are evolving to a software-based business model that can grow at a much faster rate. This involves creating a successful product line, and then going out and licensing our technology to other lighting OEMs.

THE MARKET

We believe we're playing in a new market that consumers will be excited about

Immersive entertainment has traditionally been created at events and in public, like concerts, new wave art museums, and theme parks. These experiences, like Area15 and Museum of Ice Cream, are the heartbeat of millennial and gen Z culture, and make massive waves on social media. We're bringing them into the home in the form of storytelling with light, both on its own, and combined with our mediums.

Global spending on Immersive Entertainment was valued at $61.8 billion in 2020 (source). And the smart lighting market is hot and growing fast - valued at $12.72 billion globally in 2020, and expected to grow at a rate of 20.26% for the next 4 years and reach a value of $37.41 billion (source).

Most other advanced smart lighting or digital art on the market is flat and two-dimensional, which limits its potential to transform the surrounding environment. The market is ready for more dynamic lighting, and there is a lot of open playing space in terms of entertainment we can create in the home, and licensing this tech to other manufacturers.

So, the **immersive entertainment market,** meet the **smart lighting market**. We think you two will get along great.





A recent study found that between March 2020 and January 2021, 70% of consumers have reported making changes in their living environment due to spending more time at home during the pandemic, and more than half (51%) have reported purchasing at least one smart device during that period. (source).

With Fluora, we feel we have created a product that is singular, something that people have never seen before, and fits right in the middle of two industries with a brand new, work from home -inspired demand. Just one Fluora can transform your entire home environment.



Existing Ecosystems
Competitor 1
• Premiere decorative smart lighting fixutre ($200+)
• LED Panels are wall mountable only, limited to single color display and flat 2D content
• Low Lumen Output: need to buy mulitple sets for proper impact
Competitor 2
• Low-coast ($30-$200), high-volume smart lighting in traditional bulbs or strips
• Limited to point and line dimensionality
• No innovative content integrations
Other Digital/ NFT Art
• $2.5b market of primarily one off sales -- not widely accessible/visible products
• Primarily 2D screen-based content; absence of compelling form factors
• Lacks immersive or experiemntal design elements when displayed in homes

(source)

OUR TRACTION

Fluora is launched, and already glowing

Fluora is our flagship product, a proof of concept for the future of home lighting. Our company has lit up since Fluora's launch.

- We've sold and shipped $350k+ in product
- We've gained 15k+ followers & newsletter subscribers
- Have validated for Initial Product Market Fit & Economics



As seen in
TechHive
WALL STREET JOURNAL

Our second product, Fluora Mini is well underway and anticipated to launch before the end of 2022.

We feel this product will be a slam dunk in the consumer space.

Based on our learnings and experience launching and marketing Fluora, and talking to customers, we've created a streamlined product that is 80% of the experience at 40% of the price.

This will allow us to go downmarket and sell to a much larger consumer base.


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*The above, Fluora Mini, is a future product, demo version. Product is still currently under development and is not yet available on the market.

WHY INVEST

People who experience Fluora have an instant connection to the product and its versatility


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*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Our customers absolutely love their Fluora:


What Customers Are Saying
So impressed with this product. Just the best vibes. Such high quality, so easy to assemble, and the mobile app is so intuitive! Ya'll deserve so much recognition for this!
- Luke from New York
Floura is everything I was hoping it owuld be and more. It's a work of art and I'm so proud to display it in my home.
-Chris from Washington
I just really wanted to say thanks for everything you all did to make this a rality. This is an amazing achievement and is mesmerizing to wtch. You guys knocked it out of the park!
- Jacob from Tennessee
Honestly - my thoughts are this is one of the best purchaes I've made in years and I come from a family of interior designers.
-Andre from California
*These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.

Digital art is going mainstream

We've spent the last 2 years re-imagining our immersive lighting technology for the home, successfully launched our first product, and honed in on product-market fit. Now we're ready to scale things up and really make a splash in the consumer market and cultural zeitgeist. We hope to be able to license our technology to other lighting manufacturers and become the dominant interactive lighting software on the market.



We're turning heads of giants in multiple industries

- In talks for distribution & partnerships with top tier Retailers in Europe & Asia
- Working with two of the biggest gaming companies in the world on integrating with their lighting control software & collaborative marketing
- Fluora is used by some of the world's top streamers and influencers

In the next few years, we see ourselves...

- Having a line of lighting products, available around the world, is beloved and brings people joy
- Signing licensing deals with large lighting OEMs
- Creating multi-sensory experiences and content in the gaming, video streaming, music, and wellness spaces

With this raise, we plan to develop, manufacture, and launch our second product, Fluora Mini, which we feel will be a huge success, and gain global distribution. We will also be able to take our animation engine and mobile app to the next level, finance future production runs, build more momentum with our brand, and ramp up marketing, content, and integrations. Digital art is going mainstream, invest now and help us shine a light on what we think is a new market.



December 2019

Color+light is created

Color+light is founded by a group of artists and engineers.

April 2020



The Fluora concept is born

During a product brainstorming session, a picture of a Monstera Houseplant is brought up with the simple question: can we make a digital version of this?

October 2020



Fluora Kickstarter is Launched!

We launch presale for our first product, Fluora. This campaign ends up raising over $165k in product sales.

September 2021



Fluora Manufacturing Run Starts

After finalizing all product engineering and design for manufacture, we kick off production for 600 Fluora units

April 2022



Fluora Launches!

We ship finished production Fluora units out to 500+ customers and homes all around the USA and Canada

June 2022

Launched on StartEngine

We're giving our fans and customers an opportunity to join us on our journey and own part of our company :)

December 2022

Second Fluora Manufacturing Run Ships

We ship our next batch of Fluora units. Likely expanding to Europe!

December 2022

We launch our second product, Fluora Mini

We ship our second product, Fluora Mini, to customers. Packing all the power of the original Fluora at half the cost.

May 2023

Expand the Fluora product line

Launch line of functional lighting fixtures, expand natural & plant based fixtures

October 2023

Expand our reach - Licensing / Multi Sensory Content

Licensing deals with Tier 1 Lighting OEMs, Large Gaming companies. Multi sensory content offerings in the home, allowing our tech to scale

In the Press

iMore TechHive THE WALL STREET JOURNAL

SHOW MORE

Meet Our Team





Aaron Oppenheimer

Co-CEO, Co-President, Co-Treasurer, Co-Secretary, Director

Aaron's background includes a Mechanical Engineering degree from UCLA and digital consulting work with Accenture. While at Symmetry Labs, he led the sale, delivery and production of over $5 million of LED art installations, and the company's first 3 major permanent outdoor installations. He has the skillset to make sure all of Color + Light's multidisciplinary products and projects come together on time. He leads the company's sales, business operations, manufacturing, and marketing efforts. In his spare time, he likes to play music, surf, and cook.

Jacob Lampack

Co-CEO, Co-President, Co-Treasurer, Co-Secretary, Director

Jacob has a decade of experience building cutting-edge lighting technology. Not only was he the technical lead at Symmetry Labs for many years, he has worked on various well-known art installations at Burning Man (including the Tree of Ténéré), Coachella, and others. He has a deep skillset in the software architecture for interactive and volumetric lighting. His experience also reaches across all areas of the creative development and mechanical engineering required to make sure the whole puzzle comes together as it should. From Nike, Google, and Uber, to SXSW and Diplo, Jacob has developed technology for a broad range of high profile clients, bringing them unique and impactful experiences in the immersive art space.



Gene Gisin

Lead Mechanical Engineer

ex- Tonal, Teague, Scaled Composites



Sumedh Bhattacharya

Full Stack Engineer - Contractor

ex - Microsoft, UC Berkeley

20 hours/week



Pierre Michael

Senior Electrical Engineer - Contractor

ex- Apple, iRobot

5 hours/week



Gerri Witthuhn

Designer & 3D Artist - Contractor

Website & Art: https://linktr.ee/space_glw

Project based hours



Ben Einstein

Advisor

President & COO: Ten Percent Happier

Founder & General Partner: Bolt.io



Mark Sires

Advisor

Director of Mechanical Engineering: Universal Audio



Brock Allen

Advisor

Deep Learning & Embedded Software Engineer, Amazon Lab 126



Cate Hall

Director

COO Alvea

J.D. Yale Law School

Offering Summary

Company	Color and Light Inc
Corporate Address	201 Athol Ave #401, Oakland, CA 94606
Offering Minimum	$9,995.56
Offering Maximum	$999,997.48
Minimum Investment Amount (per investor)	$294.32

Terms

Offering Type	Equity
Security Name	Class B Common Stock
Minimum Number of Shares Offered	1,766
Maximum Number of Shares Offered	176,678
Price per Share	$5.66
Pre-Money Valuation	$5,002,138.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks

Time-based

Fluora Family Bonus

Invest within the first 72 hours and receive 7% bonus shares

Super Early Bird Bonus

Invest within the first week and receive 5% bonus shares

Early Bird Bonus

Invest within the two weeks and receive 3% bonus shares

Amount-Based

$1,000+ | Fluora Growers Club I

$75 off the purchase of a Fluora

Name on website

$2,500+ | Fluora Growers Club II

$150 off the purchase of any fluora

Name on website

$5,000+ | Fluora Growers Club III

Free Fluora Mini + Stand (Shipping Winter 2022)

Name on website

$10,000+ | Fluora Growers Club - Silver

2 Free Fluora Mini's or 1 free Fluora + Stand(s) (Shipping Winter 2022)

10% off all Fluora products for 2 years

Name on Website

$25k+ | Fluora Growers Club - Gold

4 Free Fluora Mini's or 2 free Fluora + Stand(s) (Shipping Winter 2022)

10% off all fluora products for 2 years

+2% bonus shares

Meet the Fluora Founders

Name on Website

$50k+ | Fluora Growers Club - Platinum

15% off all fluora products for 2 years

+4% bonus shares

Name on Website

Meet the Fluora Founders

Curate an animation to go in the Fluora app for all users to be able to use

Name on Website

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Color + Light will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $5.66 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $566. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow color+light to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

FINAL SCRIPT (more casual, like you're sitting in the room with us)

Launching Fluora was a dream come true for us

We're finally bringing the magic we've dedicated our lives to creating, indoors and to intimate spaces. It's been amazing to see the response from our first customers of how much joy fluora has brought them.

We believe our DNA from creating these experiences is what makes us unique. Our vision is to use this experience and build mesmerizing, scalable, and sellable products and technology.

We believe Immersive Lighting is an open playing field right now- a maverick industry combining both smart lighting and immersive entertainment.

We've seen a lot of success in these fields. We installed a 28 foot tall LED Tree as a centerpiece of Area15 in Las Vegas.

We have seen fluora completely transform indoor spaces. It elevates our customers lives, and the moments they share with their loved ones

3 dimensional content, combined with dynamic form factors, is our secret sauce.

Fluora mini, our second product, will launch by the end of the year. It's streamlined, and affordable, and we feel it'll make massive waves in the consumer space.

You can see how special Fluora is - our dream is to have its software running on all the lighting fixtures in your home, controlled by our mobile app

Testimonial

Is it this one

It's all of them

You're controlling all of them

We aspire to license our technology to other lighting manufacturers and create lighting experiences of the future in homes and businesses around the world.

So join us and help us forge this path to revolutionize indoor lighting

Testimonials

It's like having a fireplace in your room that you can play with and have people come in and enjoy it and sit around it really.

This is my favorite

Why Invest Video Transcript

Is it this one?

That's all of them

It's like having a fireplace in your room that you can play with and have people come in and enjoy it and sit around it really

Rainbow is my go to setting, obviously

This is my favorite

I think i just like the way you can adjust it to the vibe of anything that you're doing. And that its something that's actually entertaining and you can bring a group of people around and actually enjoy yourself. I think it's really really cool.

Other Embedded Videos

No dialogue

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

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Hitting The Target Goal Early & Oversubscriptions

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Amended and Restated Certificate of Incorporation of

Color and Light Inc.

A Delaware Corporation

Article I

The name of the corporation is Color and Light Inc. (the "Corporation").

Article II

The address of the Corporation's registered office in the state of Delaware is 251 Little Falls Drive, Wilmington, New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law.

Article IV

(A) The Corporation has two classes of shares of common stock. They are Class A and Class B stock. Class B stockholders have no voting rights on any corporate issues requiring a vote.

(B) The aggregate number of Class A shares which the Corporation shall have authority to issue is 10,000,000 shares of capital stock all of which shall be designated "Class A Common Stock" and have a par value of $0.00001 per share.

(C) The aggregate number of Class B shares which the Corporation shall have authority to issue is 500,000 shares of capital stock all of which shall be designated "Class B Common Stock" and have a par value of $0.00001 per share.

Article V

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation. In furtherance of and not in limitation of the powers conferred by the laws of the state of Delaware, the Board of Directors of the Corporation is expressly authorized to make, amend or repeal Bylaws of the Corporation.

Article VI

(A) To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

(B) The Corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation or any predecessor to the Corporation.

(C) Neither any amendment nor repeal of this Article VI, nor the adoption of any provision of the Corporation's Certificate of Incorporation inconsistent with this Article VI, shall eliminate or reduce the effect of this Article VI in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Article VI, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

Article VII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (A) any derivative action or proceeding asserting a claim on behalf of the Corporation, (B) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, employee or agent of the Corporation to the Corporation or the Corporation's stockholders, (C) any action or proceeding asserting a claim against the Corporation arising pursuant to any provision of the Delaware General

Corporation Law or the Corporation's Certificate of Incorporation or Bylaws, (D) any action or proceeding asserting a claim as to which the Delaware General Corporation Law confers jurisdiction upon the Court of Chancery of the State of Delaware, or (E) any action or proceeding asserting a claim governed by the internal affairs doctrine, in each case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein.

Article VIII

This Amended and Restated Certificate of Incorporation of Color and Light Inc. has been duly approved by the Board of Directors and stockholders of the Corporation.

_______________________________ Dated: 6/21/22
Jacob Lampack, Co-President

_______________________________ Dated: 6/20/22
Aaron Oppenheimer, Co-President